indie Semiconductor

32 Journey

Aliso Viejo, CA 92656

+1 (949) 608-0854

November 6, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dale Welcome and Anne McConnell

Re: indie Semiconductor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed March 3, 2025

Form 8-K Filed August 7, 2025

File No. 001-40481

Dear Mr. Welcome and Ms. McConnell:

indie Semiconductor, Inc. (the “Company” or “indie” or “we”) is submitting this letter to supplement the Company’s response letter submitted via EDGAR on September 26, 2025 (the “September Response Letter”) to the August 22, 2025 comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission.

Except as described below, the Company has implemented the disclosure revisions described in the September Response Letter in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Form 10-Q”), to be filed on November 7, 2025, and in its earnings release furnished under Item 2.02 of Form 8-K on November 6, 2025 (the “Earnings Release”) that were applicable to the Form 10-Q and the Earnings Release (i.e., revisions in response to Comments No. 1, 3, 4 and 5).

With respect to Comment No. 6, the Company retained its current presentation with respect to the disclosure of non-GAAP gross profit and non-GAAP gross margin. In the September Response Letter the Company explained that it intended to revise its disclosure of non-GAAP gross profit and non-GAAP gross margin that was the subject of the Staff’s comment and would instead present the information as a Key Performance Metric. In light of the ongoing government shutdown and uncertainties about the Staff’s position following our discussion with the Staff on September 23, 2025, the Company determined it would not be in the best interests of our investors to transition to the Key Performance Metric presentation in the Earnings Release without first clearing the proposed presentation with the Staff as we believe that presenting the revised presentation in the Earnings Release would risk creating confusion for our investors if the Staff has additional comments about the presentation that would require future changes to the disclosure.

The Company welcomes continued engagement with the Staff on the September Response Letter when the shutdown ends and the Commission resumes its normal operations. Please feel free to contact me at (949) 608-0854 or naixi.wu@indie.inc with any questions or to arrange a call at the Staff’s convenience.

Sincerely,

/s/ Naixi Wu

Naixi Wu

Chief Financial Officer

cc:	Audrey Wong, Chief Legal Counsel
Shelly Heyduk, O'Melveny & Myers LLP